UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934 *

                             MARKETSPAN CORPORATION
                             ----------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    57061V07
                                    --------
                                 (CUSIP Number)


                Norris Nissim                    Matthew Nimetz
           John A. Levin & Co., Inc.          Paul, Weiss, Rifkind,
            One Rockefeller Plaza              Wharton & Garrison
              New York, New York            1285 Avenue of the Americas
                   10020                   New York, New York 10019-6064
              (212) 332-8400                      (212) 373-3000

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 21, 1998
                                  -------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                           Exhibit Index is at Page 8

CUSIP NO. 57061V107


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John A. Levin & Co., Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                     7        SOLE VOTING POWER

                                              1,176,503 shares of Common Stock

               NUMBER OF             8        SHARED VOTING POWER
                SHARES
          BENEFICIALLY OWNED                  3,323,323 shares of Common Stock
           BY EACH REPORTING
                PERSON               9        SOLE DISPOSITIVE POWER
                 WITH
                                              1,165,842 shares of Common Stock

                                     10       SHARED DISPOSITIVE POWER

                                              7,128,016 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,293,858 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%

14       TYPE OF REPORTING PERSON

         IA

CUSIP NO. 57061V107


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Baker, Fentress & Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                     7        SOLE VOTING POWER

                                              1,176,503 shares of Common Stock

               NUMBER OF             8        SHARED VOTING POWER
                SHARES
          BENEFICIALLY OWNED                  3,323,323 shares of Common Stock
           BY EACH REPORTING
                PERSON               9        SOLE DISPOSITIVE POWER
                 WITH
                                              1,165,842 shares of Common Stock

                                     10       SHARED DISPOSITIVE POWER

                                              7,128,016 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,293,858 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%

14       TYPE OF REPORTING PERSON

         IV

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock (the "Common Stock") of MarketSpan Corporation ("MarketSpan"). The principal executive offices of MarketSpan are located at One Metrotech Center, Brooklyn, New York 11201-3850.

Item 2.  Identity and Background

This statement is being filed by John A. Levin & Co., Inc. ("Levco") and Baker, Fentress & Company ("BKF"), both of which are incorporated in Delaware. Levco is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and BKF is a closed-end investment company registered under the Investment Company Act of 1940, as amended. Levco owns 100% of Levco GP, Inc. ("Levco GP"), the general partner of several private investment partnerships, and for the purposes of this Schedule 13D, the term "Levco" includes Levco GP, Inc. The principal office of Levco is located at One Rockefeller Plaza, 25th Floor, New York, NY 10020. BKF has its offices at 200 West Madison Street, Chicago, IL 60606. In the last five years, neither Levco nor BKF has been convicted in a criminal proceeding, nor has either such company in the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The acquisitions by the reporting persons are being made by Levco on behalf of client accounts. The source of funds is the capital of each client. Levco manages a portfolio of publicly traded securities owned by BKF, and BKF holds shares of MarketSpan in this portfolio. In managing client portfolios, including that of BKF, Levco generally does not utilize margin or other forms of borrowing. Certain private, pooled investment vehicles managed by Levco or its wholly-owned subsidiary, Levco GP, Inc., however, do use margin in implementing their investment strategies.

Item 4.  Purpose of Transaction

Levco has purchased the common stock of MarketSpan for its clients for investment purposes. Levco intends to review its holdings with respect to MarketSpan on a continuing basis. Depending on its evaluation of MarketSpan's business and prospects, and upon future developments (including market prices for the Common Stock, availability and alternative uses of funds, management's business plan, conditions in the securities markets and general economic and industry conditions), Levco may acquire additional shares of Common Stock or other securities of MarketSpan, sell all or a portion of its shares of Common Stock or other securities of MarketSpan, now owned or hereafter acquired, or maintain its position at current levels.

As an investor, Levco makes it a practice to play a supportive and interactive role with the boards of directors and managements of the companies in which it invests. Levco has communicated to management and the Board of Directors its belief that MarketSpan should engage in a substantial stock buyback program in view of the undervaluation of the shares. Levco believes that this could be followed by a merger with another utility company to realize value for the shareholders and rate reductions for consumers. Levco has also communicated its opposition to the use of more than a relatively small portion of MarketSpan's $1.975 billion ($12 per share) in available cash for acquisitions. Levco is concerned that MarketSpan maximize shareholder value and not use the cash to transform itself into an energy conglomerate, which in Levco's view would be likely to depress share value further. Levco believes that acquisitions in excess of an aggregate of $250 million be subject to a shareholder vote until the next shareholders meeting. Furthermore, in the event that the management structure approved at the last shareholder meeting does not remain in place, Levco would propose that an interim chairman, who is not presently a director, should be appointed until a special meeting of shareholders can be convened, which meeting should be held as soon as practicable. The appointment of the interim chairman should facilitate shareholders and management coming to a consensus as to the future direction MarketSpan should take. Toward the same end, Levco would propose that a special committee of directors be formed to address shareholder concerns. Levco believes it is appropriate that a special committee be formed in order to meet and work with shareholders in determining, in a timely fashion, the future direction of the company. The special committee should retain an independent investment banker to help determine what actions would best increase shareholder value.

Except as described above and in this paragraph, Levco has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Levco may, at any time and from time to time, review or reconsider its position with respect to MarketSpan and formulate plans or proposals with respect to any of such matters. Levco intends to continue to make its views about the Company known to management, the Board of Directors and other interested parties. In view of its sizable holdings in the Company, Levco will closely monitor the Company's actions and, if it believes the Company's management and board are not responsive to the need to address the undervaluation of MarketSpan's equity, Levco would consider taking further action to promote the best interest of the shareholders.

Item 5.  Interest in Securities of Issuer

The responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover pages of this
Schedule 13D are hereby incorporated by reference in response to this Item 5.

The trading dates, number of shares of Common Stock purchased and average price per share for all transactions in the Common Stock by Levco during the past 60 days are set forth on Exhibit

99.1 hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange. Also included are transactions during such period in the securities of Long Island Lighting Company, MarketSpan's predecessor.

The shares of Common Stock held by Levco are held for the benefit of its investment advisory clients, including BKF. Each such client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such person's account. No such person has any of the foregoing rights with respect to more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

BKF is the sole shareholder of Levin Management Co., Inc., which in turn is the sole shareholder of John A. Levin & Co., Inc., which in turn is the sole shareholder of Levco GP. Levco, as an investment advisor, beneficially owns the shares of Common Stock it holds for the accounts of its investment advisory clients. Except as described herein, there are no contract arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of MarketSpan, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Exhibits

The following are filed herewith as exhibits to this Schedule 13D:

              99.1 Table of Transactions in Common Stock by Levco.
              99.2 Joint Filing Agreement dated as of July 27, 1998.

                                    SIGNATURE

         After reasonable inquiry and to their best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 1998

                                            JOHN A. LEVIN & CO., INC.

                                            By: /s/ John A. Levin
                                            ---------------------
                                            John A. Levin
                                            Chairman and Chief Executive Officer


                                            BAKER, FENTRESS & CO., INC.

                                            By: /s/ John A. Levin
                                            ---------------------
                                            John A. Levin
                                            President

                                INDEX TO EXHIBITS


   Exhibit No.             Description

   99.1                    Table of Transactions in Common Stock by Levco.
   99.2                    Joint Filing Agreement dated as of July 27, 1998.